SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                                Datum Inc.
                             (Name of Issuer)

                               Common Stock
                      (Title of Class and Securities)

                                 23820810
                   (CUSIP Number of Class of Securities)

                             George A. Sissel
                              General Counsel
                             Ball Corporation
                           345 South High Street
                           Muncie, Indiana 47305
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                March 17, 1995
                       (Date of Event which Requires
                         Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the
        subject of this Statement because of Rule 13d-1(b)(3) or
        (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               (x)


                               SCHEDULE 13D

   CUSIP No. 23820810
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Ball Corporation
         35-0160610
   ________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        OO
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Indiana
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                       1,277,778*
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                         1,277,778*
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER

   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,277,778*
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        Approximately 32.3% of the shares outstanding as of March
        17, 1995
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        CO


                               SCHEDULE 13D

   CUSIP No. 23820810
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Efratom Holding, Inc.
         31-1421208
   ________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        OO
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Indiana
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                       1,277,778*
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                         1,277,778*
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER

   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,277,778*
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        Approximately 32.3% of the shares outstanding as of March
        17, 1995
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        CO

   * On March 17, 1995, Datum Inc. (the "Issuer"), a Delaware corporation, delivered 1,277,778 newly issued shares (the "Shares") of common stock, par value $.25 per share, of the Issuer to Efratom Holding, Inc. ("Holding"), a Colorado corporation and a wholly owned subsidiary of Ball Corporation ("Parent"), an Indiana corporation. As of such date, Parent and Holding may be deemed to beneficially own the Shares, as indicated in Rows 11 and 13 of each of the tables above, for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended.


          Item 1.   Security and Issuer

               This Statement relates to the common stock, par value $.25 per share (the "Common Stock"), of Datum Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 1363 South State College Blvd., Anaheim, California 92806.

               Pursuant to the Stock Purchase Agreement, dated as of October 20, 1994 (the "Stock Purchase Agreement"), by and among Ball Corporation, an Indiana corporation ("Par-ent"), Efratom Holding, Inc., a Colorado corporation and a wholly owned subsidiary of Parent ("Holding"), and the Issuer, as part of the consideration for the sale by Holding to the Issuer of Efratom Time and Frequency Products, Inc., a Colorado corporation, and Ball Efratom Elektronik GmbH, a limited liability company organized under the laws of the Republic of Germany (collectively, the "Holding Subsidiaries"), the Issuer delivered to Holding 1,277,778 newly issued shares of Common Stock. See Item 3 below for more information concerning the Stock Purchase Agreement.

          Item 2.   Identity and Background

               This Statement is being filed by Parent and Holding, which have their principal executive offices at 345 South High Street, Muncie, Indiana 47305 and 10 Longs Peak
          Drive, Broomfield, Colorado 80038, respectively.

               Holding is a holding company and a wholly owned subsidiary of Ball.

               Ball manufactures metal and glass containers for the food and beverage industries and provides aerospace systems and professional services to government and commercial customers.

               Information relating to the directors and executive officers of Parent and Holding is contained in Appendix A attached hereto and is incorporated herein by reference.

               Neither Parent nor Holding, nor, to the best of Parent's and Holding's knowledge, any of the persons listed in Appendix A, has, during the past five years, been convicted in a criminal proceeding (excluding traf-fic violations and similar misdemeanors). Neither Parent nor Holding, nor, to the best of Parent's and Holding's knowledge, any of the persons listed in Appendix A, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of compe-tent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandat-ing activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3. Source and Amount of Funds or Other Consider-ation

               Pursuant to the Stock Purchase Agreement, the Issuer agreed to purchase from Holding all of the outstanding shares of common stock of the Holding Subsidiaries for an aggregate consideration, subject to adjustment, of (i) $15 million in cash, and (ii) the number of shares (the "Shares") of the Issuer's Common Stock which equals $11.5 million divided by the average per share closing sale price (the "Average Closing Price") as reported on the Nasdaq National Market System for the ten consecutive trading days ending on the trading day immediately prior to the date of the special meeting of the Issuer's stock-holders (the "Special Meeting") for the purpose of ap-proving the Stock Purchase Agreement and the transactions contemplated thereby; provided however, that in no event would such Average Closing Price be less than $7.00 nor greater than $9.00. The Special Meeting occurred on March 16, 1995 and the Average Closing Price was $9.00. The number of Shares that were delivered to Holding by the Issuer at the closing of the transactions contemplat-ed by the Stock Purchase Agreement (the "Closing") on March 17, 1995 was 1,277,778 (representing approximately 32.3% of the shares of Common Stock outstanding immedi-ately after the issuance of such shares to Holding).

               Reference is made to the Stock Purchase Agreement, a copy of which is included as Exhibit 1 to this Statement and which is incorporated by reference herein.

          Item 4.   Purpose of the Transaction

               Holding is acquiring beneficial ownership of the Issuer's Common Stock for investment purposes. Subject to, among other things, its obligations under the Stockholder's Agreement described below, Holding may from time to time seek to increase, reduce or dispose of its investment in the Common Stock in the open market, in privately negotiated transactions or otherwise, in which event such transactions might be through or together with entities affiliated with Parent or Holding. The determi-nation to effect any such transaction will depend, among other things, upon the market price of the Common Stock, availability of funds, borrowing costs, market condi-tions, developments affecting the Issuer, Parent and Holding, other opportunities available to Parent and Holding and other considerations. Holding intends, from time to time, to review its investment in the Issuer and to take such action with respect to the Issuer as it considers desirable in light of the circumstances then prevailing.

               The Shares are subject to a Stockholder's Agreement (the "Stockholder's Agreement") entered into by Holding and the Issuer prior to the Closing. Reference is made to the Stockholder's Agreement, a copy of which is in-cluded as Exhibit 2 to this Statement and which is incor-porated by reference herein.

               The Stockholder's Agreement requires the Company to amend its bylaws to increase the size of its Board of Directors to eight directors and to appoint two persons named by Holding, and, at the option of Holding, to appoint a third person designated by Holding at any time after the initial appointments (the "Stockholder's Designees"), to the Company's Board of Directors (allo-cated equally among the three classes of the Company's Board of Directors). The number of Stockholder's Designees shall be adjusted upon any change in the autho-rized number of directors or changes in the outstanding Voting Securities (as defined below) of the Company to correspond to the percentage of such outstanding Voting Securities represented by the Shares (subject to adjust-ment for stock splits, stock dividends and other recapitalizations). The Stockholder's Agreement provides that the Company will nominate the Stockholder's Designees for re-election as such persons' terms expire and will use its best efforts to cause the Stockholder's Designees to be elected as directors. Holding has ini-tially appointed R. David Hoover and Donovan B. Hicks to serve as its designees on the Board of Directors of the Company and reserves the right to appoint one additional director.

               Pursuant to the Stockholder's Agreement, neither Holding nor any affiliate of Holding (collectively, the "Stockholder Group"), will, directly or indirectly, acquire shares of any class of the Company's capital stock which is entitled to vote generally in the election of directors ("Voting Securities"). The foregoing re-striction will not apply (i) in connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, (ii) to stock dividends stock splits or other like distributions made with respect to the Shares held by Holding, (iii) during the pendency pursuant to Section 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act") of a bona fide, fully fi-nanced tender offer by any person (other than the Company or its affiliates or any employee benefit plan of the Company), if upon the consummation of such tender offer such person would beneficially own more than 30% of the Company's Voting Securities, (iv) in the event that any person (other than Holding or its affiliates, the Company or any employee benefit plan of the Company) becomes a beneficial owner of more than 30% of the Company's then outstanding Voting Securities or proposes to become such a beneficial owner and such proposal is approved by or recommended by a majority of the Board of Directors (excluding the Stockholder's Designees) of the Company,
          (v) in the event that the Company has entered into a definitive merger agreement or a definitive agreement for the sale of all or substantially all of its assets, or
          (vi) to any transaction with the prior approval of a majority of the Board of Directors (excluding the Stockholder's Designees). In addition, if any action by the Company causes the ownership of Voting Securities by Holding to be less than the percentage ownership of the outstanding Voting Securities immediately prior to such action, the foregoing restriction will not apply to any acquisitions of Voting Securities by Holding to the extent necessary for Holding to maintain its percentage ownership of Voting Securities at the level it had imme-diately prior to such action.

               The Stockholder's Agreement prohibits any member of the Stockholder Group from soliciting proxies or becoming a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act), or entering into any agreement with any person for the purpose of voting any Voting Securities, in either case in opposition to the recommendation of the majority of the directors of the Company with respect to any election of directors of the Company; provided that Holding may vote any shares held by it in opposition to the recommen-dation of the majority of the directors of the Company on any matter, including the election of directors.

               Subject to certain limitations, with respect to any Shares that are deemed "Restricted Securities" under the Securities Act of 1933 (the "Act") (the "Registrable Securities"), Holding, and/or any transferee of Holding, who own, in the aggregate, in excess of 250,000 shares of Registrable Securities may make a written request to the Company for registration with the Securities and Exchange Commission (the "Commission"), under and in accordance with the provisions of the Act, of no less than 250,000 Registrable Securities (a "Demand Registration"). The Company will serve written notice (the "Notice") of such registration request to all holders of Registrable Secu-rities issued by the Company, and subject to such request the Company will include in such registration all Regis-trable Securities with respect to which the Company has received written requests for inclusion therein. The holders of Registrable Securities shall be entitled to three Demand Registrations, but no more than one in any four-month period, the expenses of which, except with respect to applicable underwriting discounts and commis-sions, will generally be borne by the Company.

               In addition, subject to certain limitations, if the Company proposes to file a registration statement under the Act with respect to an offering for its own account or for the account of others of any class of equity security, the Company will in each case give written notice of such proposed filing to holders of Registrable Securities, at least twenty days before the anticipated filing date and offer such holders the opportunity to register such Registrable Securities in such offering, in accordance with the terms of such offering.

               Pursuant to the Stockholder's Agreement, so long as Holding owns Shares constituting more than 15% of the outstanding Voting Securities of the Company, the Company will not, without the consent of Holding, adopt a Share-holder Rights Plan which would result in the issuance or separation and exercisability of rights upon the transfer of Shares by Holding or any similar arrangement which would interfere with the sale of Holding's shares.

               Other than as described above, Parent and Holding have no plans or proposals which relate to or would result in: (a) the acquisition by any person of addition-al securities of the Issuer, or the disposition of secu-rities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquida-tion, involving the Issuer or any of its subsidiaries;
          (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer;
          (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of regis-tration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

          Item 5.   Interest in Securities of the Issuer

               (a),(b) At the Closing, the Issuer delivered to Holding the Shares. As a result, as of the date of this Statement, Parent and Holding may be deemed to benefi-cially own 1,277,778 shares of Common Stock for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended.

               Except as described in paragraph (c) below, to the best of Parent's and Holding's knowledge, none of the directors or officers of Parent or Holding beneficially owns any shares of Common Stock.

               (c) The only transaction effected by Parent and Holding with respect to the Common Stock is the consumma-tion of the transactions contemplated by the Stock Pur-chase Agreement and Stockholder's Agreement.

               On February 22, 1995, Albert R. Schlesinger, Vice
          President and Controller of Parent, purchased 750 shares of Common Stock on the open market through a broker at a price per share of $10.50.

               To the best of Parent's and Holding's knowledge, none of the directors or executive officers of Parent or Holding have engaged in any other transactions with respect to the Common Stock during the past 60 days.

               (d)  None.

               (e)  Not applicable.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships With Respect to Securities of the
                    Issuer

               Except as described in Items 3 and 4 above, there are no contracts, arrangements, understandings or rela-tionships (legal or otherwise) among the persons named in
          Item 2 and between such persons and any person with respect to any securities of the Issuer.

          Item 7.   Material to be Filed as Exhibits

               1.   Stock Purchase Agreement, dated as of October
                    20, 1994, by and among Ball Corporation,
                    Efratom Holding, Inc. and Datum Inc., as amend-ed (conformed copy).

               2. Stockholder's Agreement, dated as of March 17, 1995, by and between Efratom Holding, Inc. and Datum Inc. (conformed copy).



                                  SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated: March 27, 1995

                                        BALL CORPORATION

                                        By:  /s/ GEORGE A. SISSEL
                                           George A. Sissel
                                           Acting President and
                                           Chief Executive Officer

                                        EFRATOM HOLDING, INC.

                                        By:  /S/ DONOVAN B. HICKS
                                           Donovan B. Hicks
                                           President


                                  APPENDIX A

               The following tables set forth the name, residence or business address and present principal occupation or employment of each director and executive officer of Ball Corporation and Efratom Holding, Inc. Each such person is a citizen of the United States of America.

          A.   Directors and Executive Officers of Ball Corporation

       Reporting Person      Address                Principal Occupation

       DIRECTORS:

       Delbert C. Staley     345 South High Street  Chairman of the Board,
                             Muncie, Indiana 47305  Alcatel Network Systems,
                                                    Dallas, Texas

       John F. Lehman        345 South High Street  Chairman of the Board,
                             Muncie, Indiana 47305  Sperry Marine Inc., Char-
                                                    lottesville, Virginia;
                                                    Chairman, J.F. Lehman &
                                                    Company, New York, New
                                                    York

       George A. Sissel      345 South High Street  Acting President and Chief
                             Muncie, Indiana 47305  Executive Officer and Se-
                                                    nior Vice President, Cor-
                                                    porate Affairs; Corporate
                                                    Secretary and General
                                                    Counsel, Ball Corporation

       Alvin Owsley          345 South High Street  Chairman of the Board
                             Muncie, Indiana 47305

       W. Thomas Stephens    345 South High Street  Chairman, President and
                             Muncie, Indiana 47305  Chief Executive Officer,
                                                    Manville Corporation, Den-
                                                    ver, Colorado

       William P. Stiritz    345 South High Street  Chairman, President and
                             Muncie, Indiana 47305  Chief Executive Officer,
                                                    Ralston Purina Company,
                                                    St. Louis, Missouri

       Howard M. Dean        345 South High Street  Chairman of the Board and
                             Muncie, Indiana 47305  Chief Executive Officer,
                                                    Dean Foods Company, Frank-
                                                    lin Park, Illinois

       John T. Hackett       345 South High Street  Managing General Partner,
                             Muncie, Indiana 47305  CID Equity Partners, Indi-
                                                    anapolis, Indiana

       Jan Nicholson         345 South High Street  Managing Director of Capi-
                             Muncie, Indiana 47305  tal Markets Assurance Cor-
                                                    poration (CapMAC), New
                                                    York, New York
       CORPORATE OFFICERS:

       Richard E. Durbin     345 South High Street  Vice President, Informa-
                             Muncie, Indiana 47305  tion Services

       Duane E. Emerson      345 South High Street  Senior Vice President,
                             Muncie, Indiana 47305  Administration

       John A. Haas          345 South High Street  Group Vice President
                             Muncie, Indiana 47305  (President and CEO, Ball
                                                    Glass Container Corpora-
                                                    tion)

       Donovan B. Hicks      345 South High Street  Group Vice President
                             Muncie, Indiana 47305  (President, Aerospace and
                                                    Communications Group)

       R. David Hoover       345 South High Street  Senior Vice President and
                             Muncie, Indiana 47305  Chief Financial Officer

       Donald C. Lewis       345 South High Street  Assistant Corporate Secre-
                             Muncie, Indiana 47305  tary and Associate General
                                                    Counsel
       William A. Lincoln    345 South High Street  Executive Vice President,
                             Muncie, Indiana 47305  Metal Container Operations

       Elizabeth A.          345 South High Street  Assistant Corporate Secre-
       Overmyer              Muncie, Indiana 47305  tary

       Albert R.             345 South High Street  Vice President and Con-
       Schlesinger           Muncie, Indiana 47305  troller

       Raymond J. Seabrook   345 South High Street  Vice President and Trea-
                             Muncie, Indiana 47305  surer

       David B. Sheldon      345 South High Street  Group Vice President
                             Muncie, Indiana 47305  (President, Metal Beverage
                                                    Container Group)

       Harold L. Sohn        345 South High Street  Vice President, Corporate
                             Muncie, Indiana 47305  Relations

       David A. Westerlund   345 South High Street  Vice President, Human Re-
                             Muncie, Indiana 47305  sources

          B.   Directors and Executive Officers of Efratom Holding, Inc.

       Donovan B. Hicks     10 Longs Peak Drive         President and
                            Broomfield, Colorado 80038  Director

       Donald C. Lewis      10 Longs Peak Drive         Vice President
                            Broomfield, Colorado 80038  and Assistant
                                                        Secretary and
                                                        Director

       Hillary E. Johnson   10 Longs Peak Drive         Secretary and
                            Broomfield, Colorado 80038  Director

       J. Patrick           10 Longs Peak Drive         Vice President
       Dummigan             Broomfield, Colorado 80038

       Eugene P. Morgan     10 Longs Peak Drive         Vice President
                            Broomfield, Colorado 80038  and Treasurer